FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 09, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐   No   ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby notifies of resolutions adopted by the Board of Directors of WBD Foods on July 5, 2004.

Be it resolved:

1.1.                              That an extraordinary general meeting of shareholders of the Company (hereinafter the “Meeting”) be called on the initiative of the Company’s Board of Directors.

1.2.                              That the following matters be included in the agenda of the extraordinary general meeting of shareholders on the initiative of the Board of Directors:

1.               Early termination of the powers of all members of the Company’s Board of Directors.

2.               Election of members of the Board of Directors.

3.               Concerning approval of transactions involving interested parties.

1.3.                              That the following agenda of the extraordinary general meeting of shareholders be approved:

1.               Early termination of the powers of all members of the Company’s Board of Directors.

2.               Election of members of the Board of Directors.

3.               Concerning approval of transactions involving interested parties.

1.4.                              That a presidium of the extraordinary general meeting of shareholders of WBD Foods be appointed, composed of the following members: Chairman at the general meeting of shareholders: David Iakobachvili; Secretary: Aleksandr Alekseevich Kirichenko.

1.5.                              That the following conditions and procedure for holding the extraordinary general meeting of shareholders of the Company be approved:

1.               Date of the meeting: September 10, 2004;

2.               Time of the meeting: registration to start at 10:00 a.m. Moscow time; meeting to start at 11:15 a.m. Moscow time;

3.               Place of the meeting: 16/15, Yauzsky boulevard, room 306, Moscow, 109028, Russian Federation.

4.               Form of the meeting: assembly (joint attendance of shareholders).

1.6.                              That July 9, 2004 (at the end of the registrar’s working day), be set as the date of preparation of the list of persons entitled to participate in the extraordinary general meeting of shareholders, and that registration of shareholders (or their representatives) to participate in the extraordinary general meeting of shareholders be conducted on September 10, 2004, from 10:00 a.m. at the following address: 16/15, Yauzsky boulevard, room 306, Moscow, Russian Federation.

Registrants must present documentary proof of identity, as well as documents confirming their authority: a power of attorney and/or other documents in accordance with Russian Federation legislation.

1.7.                              That the text of the notice of the extraordinary general meeting of shareholders be approved .

1.8.                              That the following procedure be established for giving notice of the extraordinary general meeting of shareholders: no later than 50 (fifty) days before the date of the Meeting, a notice of the Meeting will sent by registered mail or delivered by hand against signature for receipt to each person specified in the list of persons entitled to participate in the Meeting, and also published in the Wall Street Journal (New York, USA).

1.9.                              That the following list of information (materials) to be provided to shareholders in preparation for the extraordinary general meeting of shareholders and the following procedure for acquainting them with such information be established:

1.               Information on candidates for the Company’s Board of Directors;

2.               Draft resolutions of the extraordinary general meeting of shareholders.

Shareholders of the Company may acquaint themselves with and obtain copies of the materials to be provided to them in preparation for the meeting for a period of 20 (twenty) days before the meeting at the following address: 16/15, Yauzsky boulevard, Moscow, Russian Federation, on working days from 9:00 a.m. to 4:00 p.m. Moscow time. Shareholders may send written remarks and proposals concerning items on the agenda to: Wimm-Bill-Dann Foods OJSC, 16/15, Yauzsky boulevard, Moscow, Russian Federation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: July 9, 2004